Exhibit 12.1

ENSTAR GROUP LIMITED

COMPUTATION OF PRO FORMA RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS

	Three Months Ended March 31, 2018(1)	Year Ended December 31, 2017(1)
	(dollars in thousands)
Fixed Charges:
Interest expense	$4,185	$15,338
Assumed interest component of rent expense(2)	800	3,422
Total fixed charges	$4,984	$18,761

Earnings:
Pre-tax earnings from continuing operations before noncontrolling interest and income from equity investees	$(24,950)	$327,175
Add fixed charges	4,984	18,761
Less noncontrolling interest pre-tax earnings of subsidiaries that have not incurred fixed charges	(1,306)	(20,590)
Total earnings	$(21,272)	$325,345

Preferred Dividend Requirement(3)	$7,028	$28,000

Pro Forma Ratio of earnings to fixed charges and preferred dividends	(4)	7.0x

(1)Calculated on a pro forma basis to reflect the issuance of depositary shares each representing a 1/1,000th interest in a share of our 7.00% Fixed-to-Floating Rate Perpetual Non-Cumulative Preference Shares and the application of net proceeds therefrom as set forth in “Use of Proceeds” in our Prospectus Supplement filed on June 22, 2018. For the purpose of these calculations, the Preference Shares are assumed to have been issued, and the proceeds therefrom received, at the beginning of the applicable period.

(2)33.3% represents a reasonable approximation of the interest component of rent expense.

(3)Represents the amount of pre-tax earnings required to pay the dividends on our preference securities.

(4)Ratio coverage less than 1:1 is not presented. For the three months ended March 31, 2018, additional earnings of $33.3 million would have been required to achieve a pro forma ratio of 1:1.